

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2023

Ernest Stern
Partner
Culhane Meadows PLLC
1701 Pennsylvania Avenue, N.W.
Suite 200
Washington, D.C. 20006

   Re: Myson, Inc.
     Schedule 14F-1 filed on April 4, 2023
     File No. 005-93669

Dear Ernest Stern:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments. Defined terms used here have the same meaning as in your information statement.

Schedule 14F-1 filed April 4, 2023

Introduction

1. Your disclosure indicates that Mr. Shah "assumed the position[] of Chairman of the Myson Board of Directors" on March 30, 2023. In your response letter, please confirm that the Company timely fulfilled its disclosure obligations under Rule 14f-1 to transmit the information statement not less than 10 days prior to the date that any new director takes office.

2. The SEC Reference Room no longer provides a means for shareholders to access periodic report filings; however, those filings are generally available on the SEC's EDGAR system. Please revise your disclosure accordingly.

3. We note your disclosure that "[t]he foregoing description of each of the Reorganization Agreement and the Warrant is a summary only and is qualified in its entirety by the full

text of the Reorganization Agreement, a copy of which is attached hereto as Exhibit 2.1, and the Warrant, a copy of which is attached hereto as Exhibit 10.l, both of which are incorporated herein by reference." We are unable to locate such exhibits attached to the information statement. Please advise or revise.

Corporate Governance

4. Please disclose whether the Company has adopted practices or polices regarding employee, officer and director hedging in accordance with Item 407(i) of Regulation S-K.

5. Please indicate why the Company has determined that its leadership structure is appropriate, given the Company's specific characteristics or circumstances. See Item 407(h) of Regulation S-K.

6. We note your disclosure that "[w]e do not have standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions." Please supplement this disclosure to state the basis for the view of the Board of Directors that it is appropriate for the Company to not have a nominating committee, in accordance with Item 407(c)(1) of Regulation S-K, and to not have a compensation committee, in accordance with Item 407(e)(1) of Regulation S-K.

Certain Relationships and Related Transactions

7. We note your disclosure that "neither the current sole director and officer, nor the Designee, nor holders of more than ten percent of the Company's outstanding Common or Preferred Shares, or any member of the immediate family of such person, have, to the knowledge of the Company, had a material interest, direct or indirect, since July, 2021, in any transaction or proposed transaction *which may materially affect the Company* [emphasis added]." Please revise to provide the complete disclosure called for by Item 404(d)(1) of Regulation S-K. In this regard, Item 404(d)(1) requires that smaller reporting companies provide related party transaction information if the amount involved exceeds the lesser of $120,000 or 1% of the average of the company's total assets at year end for the last two completed fiscal years.

General

8. Please revise to state the amount and source of the consideration used by Mag Mile Capital in connection with the merger. Refer to Item 6(e) of Schedule 14A.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Ernest Stern
Culhane Meadows PLLC
April 6, 2023
Page 3

Please direct any questions to Christina Chalk at (202) 551-3263 or Blake Grady at (202) 551-8573.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions